UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Manning & Napier Investor Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

290 Woodcliff Drive
(No. and Street)

| Fairport | NY | 14450 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michelle O'Brien | (585) 325-6880 | MObrien@Manning-Napier.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 300 Willowbrook Office Park Suite 300 | Fairport | NY | 14450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michelle O'Brien, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Manning & Napier Investor Services, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNY L. LEACH
NOTARY PUBLIC - STATE OF NEW YORK
No. 01LE6150084
Qualified in Monroe County
My Commission Expires July 24, 2026

Jenny L Leach
Notary Public

Signature: Michelle O'Brien

Title: Treasurer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Manning & Napier Investor Services, Inc.

**(SEC I.D. No. 8-42468)**
**Financial Statements as of and for the**
**Year Ended December 31, 2022**
**Supplemental Schedule as of December 31, 2022**
**Report of Independent Registered Public Accounting Firm**

|  | **Page** |
|---|---|



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of
Manning & Napier Investor Services, Inc.

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Manning & Napier Investor Services, Inc. (the "Company") as of December 31, 2022 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the



information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

Fairport, NY
February 28, 2023

We have served as the Company's auditor since 2007.

# Manning & Napier Investor Services, Inc.
## Statement of Financial Condition
## December 31, 2022

|  |  | *(in thousands, except share data)* |
|---|---|---:|
| **Assets** |  |  |
| Cash and cash equivalents | $ | 1,236 |
| 12b-1 fees receivable |  | 590 |
| Receivable from affiliate |  | 51 |
| Prepaid expenses and other assets |  | 150 |
| Total assets | $ | 2,027 |
|  |  |  |
| **Liabilities** |  |  |
| 12b-1 fees payable | $ | 493 |
| Payable to affiliates |  | 156 |
| Accounts payable and accrued liabilities |  | 102 |
| Total liabilities |  | 751 |
|  |  |  |
| **Shareholder's Equity** |  |  |
| Common stock, $0.01 par value - 10,000,000 shares authorized with 7,789,372 issued and outstanding | $ | 78 |
| Additional paid-in capital |  | 876 |
| Retained earnings |  | 322 |
| Total shareholder's equity |  | 1,276 |
| Total liabilities and shareholder's equity | $ | 2,027 |

The accompanying notes are an integral part of these financial statements.

# Manning & Napier Investor Services, Inc.
## Statement of Operations
### Year Ended December 31, 2022

| | | |
|---|---|---:|
| **Revenues** | | *(in thousands)* |
| 12b-1 fee revenue | $ | 7,507 |
| Administrative fees from affiliate | | 600 |
| Gross dealer concession revenue | | 201 |
|     Total revenues | | 8,308 |
| | | |
| **Expenses** | | |
| 12b-1 fee expense | | 6,298 |
| Registration fees | | 163 |
| Administrative and distribution services - affiliate | | 1,672 |
| General and administrative | | 124 |
|     Total expenses | | 8,257 |
| | | |
| Income before provision for income taxes | | 51 |
| | | |
| Provision for income taxes | | 43 |
| | | |
|     Net income | $ | 8 |

The accompanying notes are an integral part of these financial statements.

# Manning & Napier Investor Services, Inc.
## Statement of Changes in Shareholder's Equity
## Year Ended December 31, 2022

| (in thousands, except share data) | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance—December 31, 2021** | 7,789,372 | $ 78 | $ 876 | $ 314 | $ 1,268 |
| Net Income | — | — | — | 8 | 8 |
| **Balance—December 31, 2022** | 7,789,372 | $ 78 | $ 876 | $ 322 | $ 1,276 |

The accompanying notes are an integral part of these financial statements.

# Manning & Napier Investor Services, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2022

|  |  | *(in thousands)* |
|---|---|---|
| **Cash flows from operating activities:** |  |  |
| Net income | $ | 8 |
| Adjustments to reconcile net income to net cash used in operating activities: |  |  |
| Deferred income taxes |  | 12 |
| (Increase) decrease in operating assets and increase (decrease) in operating liabilities: |  |  |
| 12b-1 fees receivable |  | 145 |
| Receivable from affiliate |  | (1) |
| Prepaid expenses and other assets |  | 27 |
| 12b-1 fees payable |  | (126) |
| Payable to affiliates |  | (99) |
| Accounts payable and accrued liabilities |  | 3 |
| Net cash provided by operating activities |  | (31) |
|  |  |  |
| Net increase in cash and cash equivalents |  | (31) |
| **Cash and cash equivalents:** |  |  |
| Beginning of year |  | 1,267 |
| End of year | $ | 1,236 |
|  |  |  |
| **Supplemental disclosure:** |  |  |
| Cash paid during the period for taxes, net of refunds | $ | 5 |

The accompanying notes are an integral part of these financial statements.

8

# Manning & Napier Investor Services, Inc.
## Notes to Financial Statements
### December 31, 2022

**1.    The Company**

Manning & Napier Investor Services, Inc. (the "Company") was incorporated in 1990 and is a wholly-owned subsidiary of Manning & Napier Group, LLC (the "Parent"). The Company is the distributor for the Manning & Napier Fund, Inc. (the "Fund"), registered investment companies under the Investment Company Act of 1940, as amended, which are managed by Manning & Napier Advisors, LLC (the "affiliate"), a registered investment advisor.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

**2.    Summary of Significant Accounting Policies**

**Basis of Presentation**
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

**Cash and Cash Equivalents**
The Company's policy is to consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents, and to classify such cash equivalents as Level 1 in accordance with the fair value hierarchy under U.S. GAAP. The Company's cash is held in operating accounts at major financial institutions.

**Prepaid Expenses and Other Assets**
Prepaid expenses and other assets are comprised primarily of prepaid registration fees.

**Fair Value Measurements**
The Company's policy is to categorize any financial assets and liabilities carried at fair value in its statement of financial condition based upon the U.S. GAAP framework for measuring fair value. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The following three-tier fair value hierarchy prioritizes the inputs used in measuring fair value:

- Level 1—observable inputs such as quoted prices in active markets for identical securities;

- Level 2—other significant observable inputs (including but not limited to quoted prices for similar securities, interest rates, prepayment rates, credit risk, etc.); and

- Level 3—significant unobservable inputs (including our own assumptions in determining the fair value of investments).

**Revenues**
*12b-1 fee revenue*. The Company receives distribution and servicing fees for providing certain services for designated classes of the Fund's 12b-1 shares. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. These fees are computed daily based upon a percentage of net assets of the Fund, are remitted to the Company monthly, and are recognized as revenue in the period earned (Note 3).

*Administrative fees*. The Company operates under a service agreement with the affiliate and earns revenue for serving as principal underwriter of the Fund and providing certain administrative and distribution services. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. Revenues for these services are remitted to the Company monthly, and are recognized as revenue in the period earned (Note 3).

*Gross dealer concession revenue.* The Company has an agreement with a non-affiliated broker-dealer to provide certain marketing assistance, whereby registered representatives of the Company may refer clients to registered representatives of the non-affiliated broker-dealer to purchase certain securities products. The Company's performance obligation is satisfied on the transaction date of such purchases. Revenue under this agreement is based on a percentage of gross dealer concessions charged by the non-affiliated broker-dealer with respect to each purchase, are remitted to the Company weekly, and are recognized as revenue in the period earned.

Revenue earned under this agreement totaled approximately $0.2 million for the year ended December 31, 2022, and is recorded net of consideration payable to affiliated entities under an intercompany referral agreement (Note 3). There were no amounts due from the non-affiliated broker-dealer at December 31, 2022.

### 12b-1 Fee Expense
12b-1 fees represent distribution and servicing fees remitted to third party intermediaries for providing certain services for designated classes of the Fund's shares. Such fees are recognized in the period incurred.

### Registration Fees
The Company pays registration fees to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the affiliate.

### Income Taxes
The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

3.    **Related Party Transactions**

12b-1 fee revenue from mutual funds managed by the affiliate totaled approximately $7.5 million for the year ended December 31, 2022. The related 12b-1 fees receivable was approximately $0.6 million at December 31, 2022 and is expected to be settled in the normal course of business.

The Company operates under an intercompany referral agreement with certain affiliated entities. Under this agreement, the Company facilitates payment of compensation for the referral of clients who purchase products through a non-affiliated broker-dealer (Note 2). Amounts paid to affiliates under this agreement totaled approximately $0.6 million for the year ended December 31, 2022.

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During the year ended December 31, 2022, the annual administrative fee recognized was $0.6 million. Administrative fees due from the affiliate under this agreement were less than $0.1 million at December 31, 2022.

For  the year ended December 31, 2022, the Company incurred expenses of approximately $1.7 million from the affiliate for various administrative and distribution functions performed, including allocated payroll charges, office space used on the Company's behalf, and assistance with the Company's distribution efforts in support

of the Fund. Fees due to the affiliate under this agreement were approximately $0.1 million at December 31, 2022.

**4.    Net Capital Requirements**

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of approximately $0.9 million at December 31, 2022 against minimum net capital requirements (as defined) of less than $0.1 million. The Company's aggregate indebtedness to net capital ratio was 0.82 to 1 at December 31, 2022.

**5.    Income Taxes**

The Company is liable for or able to benefit from U.S. federal or state and local income taxes on its earnings and losses, respectively.

Components of the provision for income taxes consist of the following:

|  |  | *(in thousands)* |
|---|---|---|
| Current |  |  |
| Federal | $ | 6 |
| State & Local |  | 25 |
| Current tax expense |  | 31 |
| Deferred |  |  |
| Federal |  | — |
| State & Local |  | 12 |
| Deferred tax expense |  | 12 |
| Provision for income taxes | $ | 43 |

The differences between income taxes computed using the U.S. federal income tax rate of 21% and the provision for income taxes were as follows:

|  |  | *(in thousands)* |
|---|---|---|
| Amount computed using the statutory rate | $ | 11 |
| Changes in taxes resulting from: |  |  |
| State and local taxes, including settlements and adjustments, net of federal benefit |  | 32 |
| Other permanent items |  |  |
| Provision for income taxes | $ | 43 |

**Deferred Tax Assets and Liabilities**

Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. During 2022 the company recognized $12 thousand in deferred tax expense.  As a result, the Company had no deferred tax assets or deferred tax liabilities at December 31, 2022.

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are accrued on a separate company return basis with the exception of states that are filed in a combined group. The Company's state tax liabilities associated with combined filing states are calculated using each state's allocation method for determining separate company liabilities. A net current tax receivable of approximately $6 thousand is included in the accompanying statement of financial condition as of December 31, 2022.

**Accounting for Uncertainty in Income Taxes**

The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision for income taxes. At December 31, 2022, the Company's liability for income taxes associated with unrecognized tax benefits was approximately $2 thousand. During 2022, the net activity in unrecorded liabilities resulted in a decrease to the reserve of approximately $2 thousand. The Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations. The Company's U.S. Federal and state tax matters for the years 2019 through 2021 remain subject to examination by the respective tax authorities.

6.  **Commitments and Contingencies**

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2022, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

7.  **Subsequent Events**

Subsequent events have been evaluated through February 28, 2023, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require change or additional disclosures.

# SUPPLEMENTAL SCHEDULES

# Manning & Napier Investor Services, Inc
## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
## December 31, 2022

|  |  | *(in thousands)* |
|---|---|---:|
| Total shareholder's equity | $ | 1,276 |
| Nonallowable assets |  |  |
| 12b-1 fees receivable |  | (163) |
| Receivables from affiliates |  | (51) |
| Prepaid expenses and other assets |  | (150) |
| Net capital before haircuts |  | 912 |
| Haircuts |  | — |
| Net capital |  | 912 |
| Aggregate indebtedness |  |  |
| 12b-1 fees payable | $ | 493 |
| Payable to affiliates |  | 156 |
| Accounts payable and accrued expenses |  | 102 |
| Total aggregate indebtedness | $ | 751 |
|  |  |  |
| Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $5) | $ | 50 |
| Capital in excess of minimum requirement | $ | 862 |
| Ratio of aggregate indebtedness to net capital |  | 0.82 |

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part IIA of Form X-17A-5 filing as of January 26, 2023.

# Manning & Napier Investor Services, Inc

## Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2022

**Exemption Under Footnote 74 of SEC Release No. 34-70073 Has Been Claimed**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of Manning & Napier Investor Services, Inc.

We have reviewed Manning & Napier Investor Services, Inc.'s assertions, included in the accompanying Manning & Napier Investor Services, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (i) mutual fund underwriter or sponsor; (ii) mutual fund retailer subscription basis; (iii) broker or dealer selling variable life insurance or annuities; (iv) broker or dealer selling tax shelters or limited partnerships in primary distributions; (v) private placements of securities; and (vi) fee-based mergers and acquisitions, divestitures, valuations, capital structure analysis, debt restructuring, and IPO advisory services, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, except as described in its exemption report with respect to the following:

The following shareholder check for investment in Manning & Napier Fund, Inc. (the "Fund") was received in connection with the mutual fund retailer subscription basis business activity by a registered person outside of the Company's designated offices and not promptly transmitted (i.e., by 12 pm the next business day) to the Fund's sub-transfer agent for processing:

| Number of checks | Date received by registered person | Date transmitted to Fund's sub-transfer agent |
|---|---|---|
| 1 | 6/10/22 | 6/13/22 |

The following shareholder check for investment in Manning & Napier Fund, Inc. (the "Fund") was received in connection with the mutual fund retailer subscription basis business activity at the Company's main office and was not promptly transmitted (i.e., by 12 pm the next business day) to the Fund's sub-transfer agent for processing:

| Number of checks | Date received at Company's main office | Date transmitted to Fund's sub-transfer agent |
|---|---|---|
| 1 | 10/26/22 | 11/2/22 |

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022.

PricewaterhouseCoopers LLP, 300 Willowbrook Office Park, Suite 300, Fairport, NY 14450
T: (585) 347 2800, www.pwc.com/us



Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*PricewaterhouseCoopers LLP*

Fairport, New York
February 28, 2023

2



## Manning & Napier Investor Services, Inc.'s Exemption Report

Manning & Napier Investor Services, Inc**.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (i) mutual fund underwriter or sponsor; (ii) mutual fund retailer subscription basis; (iii) broker or dealer selling variable life insurance or annuities; (iv) broker or dealer selling tax shelters or limited partnerships in primary distributions; (v) private placements of securities; and (vi) fee-based mergers and acquisitions, divestitures, valuations, capital structure analysis, debt restructuring, and IPO advisory services, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

The following shareholder check for investment in Manning & Napier Fund, Inc. (the "Fund") was received in connection with the mutual fund retailer subscription basis business activity by a registered person outside of the Company's designated offices and not promptly transmitted (i.e., by 12 pm the next business day) to the Fund's sub-transfer agent for processing:

| Number of checks | Date received by registered person | Date transmitted to Fund's sub-transfer agent |
|---|---|---|
| 1 | 6/10/22 | 6/13/22 |

The following shareholder check for investment in Manning & Napier Fund, Inc. (the "Fund") was received in connection with the mutual fund retailer subscription basis business activity at the Company's main office and was not promptly transmitted (i.e., by 12 pm the next business day) to the Fund's sub-transfer agent for processing:

*Manning & Napier Investor Services, Inc. is a member of FINRA*



| Number of checks | Date received at Company's main office | Date transmitted to Fund's sub-transfer agent |
|---|---|---|
| 1 | 10/26/22 | 11/2/22 |

Manning & Napier Investor Services, Inc.

I, Michelle M. O'Brien, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm of Manning & Napier Investor Services, Inc. is true and correct.

By: *Michelle O'Brien*
Michelle M. O'Brien
Title: Treasurer
February 28, 2023

CONFIDENTIAL

*Manning & Napier Investor Services, Inc. is a member of FINRA*



**Report of Independent Accountants**

To the Board of Directors of
Manning & Napier Investor Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Manning & Napier Investor Services, Inc. (the "Company") for the year ended December 31, 2022. Management of Manning & Napier Investor Services, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries. No payments were made in 2022 as an overpayment was carried forward from the prior year.
2. Compared the Total Revenue amount reported on page 6 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $8,308,034 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. No additions identified within item 2b.
   b. Compared deductions on line 2c.(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $8,090,896 to supporting schedules and working papers provided by Michelle O'Brien, Treasurer, noting no differences.

PricewaterhouseCoopers LLP, 300 Willowbrook Office Park, Suite 300, Fairport, NY 28202
T: (585) 347 2800, www.pwc.com/us



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $217,138 and $325.71, respectively of the Form SIPC-7, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2021 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Manning & Napier Investor Services, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

Fairport, NY
February 28, 2023

**SIPC-7**

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

**General Assessment Reconciliation**

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42468 FINRA DEC
Manning & Napier Investor Services Inc
ATTN: Samantha Larew
290 Woodcliff DR
Fairport, NY 14450-4212

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle O'Brien (585)325-6880

2. A. General Assessment (item 2e from page 2) $ 325.71

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

_______________ Date Paid

C. Less prior overpayment applied ( 4,852.24 )

D. Assessment balance due or (overpayment) (4,526.53)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (4,526.53)

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manning & Napier Investor Services, Inc.

(Name of Corporation, Partnership or other organization)

mobrien Digitally signed by mobrien Date: 2023.02.24 14:36:47 -05'00'

(Authorized Signature)

Dated the_____ day of February, 20 23.

Treasurer

(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1/01/2022_
and ending _12/31/2022_

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 8,308,034

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

8,090,896

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

_____

Total deductions

8,090,896

2d. SIPC Net Operating Revenues

$ 217,138

2e. General Assessment @ .0015

$ 325.71

(to page 1, line 2.A.)

**2**